Exhibit 12.1

LIFEPOINT HOSPITALS, INC.

COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Dollars in millions)

	Three Months Ended
	March 31,
	2006	2007

EARNINGS
Income from continuing operations before minority interests and income taxes	$57.0	$64.0
Fixed charges, exclusive of capitalized interest	25.5	31.4

TOTAL EARNINGS	$82.5	$95.4

FIXED CHARGES
Interest charged to expenses (excluding interest income)	$23.6	$29.1
Interest portion of rental expense	1.9	2.3

Fixed charges, exclusive of capitalized interest	25.5	31.4
Capitalized interest	0.1	0.7

TOTAL FIXED CHARGES	$25.6	$32.1

RATIO OF EARNINGS TO FIXED CHARGES	3.22	2.97